Exhibit 3.3

                         AMENDMENT TO THE

                       AMENDED AND RESTATED
                              BY-LAWS
                                OF
                       DEL MONTE CORPORATION

                           March 6, 1996

      Article III, Section 3.01 of the Amended and Restated
By-laws of the Corporation is hereby replaced by the following new Section 3.01, which reads in its entirety as follows:

           "SECTION 3.01. Description. The Board of Directors shall annually elect a Chairman of the Board, a President and a Chief Executive Officer, who may be the same person and who may hold any other office, or two Co-Chairmen of the Board, two Co-Presidents and two Co-Chief Executive Officers, and a Secretary, a Treasurer and such other officers with such titles as the Board of Directors may designate, who need not be Directors. The Board of Directors from time to time may fill such vacancies as may occur among the officers elected by the Board and may elect such additional officers with such titles as they may deem appropriate. Each officer shall have such powers and perform such duties as may be specified in the By-Laws as may be determined from time to time by the Board or by the Chief Executive Officer or Co-Chief Executive Officers."

      Article III of the Amended and Restated By-laws of the Corporation is hereby amended by adding, immediately following
Section 3.04, Section 3.04.1 thereto which reads in its entirety as follows:

           "SECTION 3.04.1. Co-Chief Executive Officers. In the absence of a Chief Executive Officer, the Board of Directors may elect two Co-Chief Executive Officers, who shall have such powers and perform such duties as may be assigned to them by the Board of Directors."




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